Barclays Capital Inc.
Statement of Financial Condition
December 31, 2015

(in millions, except share data)

Assets

Cash and cash equivalents	$	158
Cash and cash equivalents segregated for regulatory and other purposes		4,682
Collateralized agreements:		
Securities purchased under agreements to resell (includes $33,053 at fair value)		46,880
Securities borrowed (includes $12,914 at fair value)		35,818
Securities received as collateral, at fair value (includes $31,554 pledged as collateral)		35,122
Financial instruments owned, at fair value (includes $25,693 pledged as collateral)		30,689
Receivables from brokers, dealers and clearing organizations		11,795
Receivables from customers		6,587
Accrued interest and dividend receivables		146
Other assets		212
Total assets	$	172,089

Liabilities and Stockholder's Equity

Collateralized financings:		
Securities sold under agreements to repurchase (includes $36,767 at fair value)	$	57,179
Securities loaned (includes $3,413 at fair value)		20,499
Obligation to return securities received as collateral, at fair value		35,122
Other secured financings, at fair value		55
Financial instruments sold, but not yet purchased, at fair value		11,429
Payables to brokers, dealers and clearing organizations		1,273
Payables to customers		30,051
Short-term borrowings		466
Accrued interest and dividend payables		79
Other liabilities		1,430
Long-term borrowings		4,900
Subordinated debt		2,500
Total liabilities		164,983
Stockholder's equity		
Common stock – no par value, 5,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		6,390
Retained earnings		726
Accumulated other comprehensive loss, net of tax		(10)
Total stockholder's equity		7,106
Total liabilities and stockholder's equity	$	172,089

The accompanying notes are an integral part of this Statement of Financial Condition.